Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-157049, 333-157049-01 to 333-157049-02

ENERGY FUTURE HOLDINGS CORP.

SUPPLEMENT NO. 7 TO

MARKET MAKING PROSPECTUS DATED

APRIL 9, 2010

THE DATE OF THIS SUPPLEMENT IS OCTOBER 15, 2010

On October 14, 2010, Energy Future Holdings Corp. filed the attached Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – October 14, 2010

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	1-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Notes Offering

On October 14, 2010, Texas Competitive Electric Holdings Company LLC (“TCEH”), a wholly-owned subsidiary of Energy Future Competitive Holdings Company (“EFCH”), and TCEH Finance, Inc., a wholly-owned subsidiary of TCEH (collectively with TCEH, the “Issuer”), commenced a private offering (the “Offering”) of up to $300 million aggregate principal amount of its Senior Secured Second Lien Notes due 2021, Series B (the “Notes”). The Issuer disclosed the information below in connection with the Offering. EFCH is a wholly-owned subsidiary of Energy Future Holdings Corp. (“EFH Corp.”). On October 14, 2010, the Issuer issued a press release (the “Press Release”) announcing the commencement of the Offering. A copy of the Press Release is filed as Exhibit 99.1 to this Form 8-K.

Neither this Form 8-K nor the Press Release shall constitute an offer to sell, or the solicitation of an offer to buy, any of the Notes, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Selected Preliminary Financial Data for the Quarterly Period Ended September 30, 2010

Management of EFCH and TCEH (collectively, the “Companies”) have prepared the selected preliminary financial data below in good faith based upon the most current information available to management. The Companies’ normal quarterly closing and financial reporting processes with respect to such preliminary financial data have not been fully completed. As a result, the actual financial results could be different from such preliminary financial data, and any differences could be material. EFCH’s independent accountants have not performed their customary review procedures with respect to the preliminary financial data provided below, nor have they expressed any opinion or any other form of assurance on such information.

While the financial data provided is preliminary and subject to change, EFCH does not expect actual operating revenues for the three months ended September 30, 2010 to be different by more than 5% from the preliminary amount provided below. EFCH also does not expect actual net income (loss), excluding a preliminary approximately $4.1 billion non-cash goodwill impairment charge, and TCEH adjusted EBITDA for the three months ended September 30, 2010 to be different by more than 10% and 5%, respectively, from the preliminary amounts provided below.

The preliminary financial data below has been prepared on a basis consistent with EFCH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included in EFCH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 that it filed with the SEC on August 3, 2010. The results of operations for an interim period, including the preliminary interim financial data provided below, may not give a true indication of the results to be expected for a full year or any future period.

EFCH Preliminary Financial Data

Selected preliminary financial data for EFCH for the three months ended September 30, 2010 and actual financial data for the three months ended September 30, 2009 (amounts in millions) are provided in the table below:

	Three Months Ended
	September 30, 2010 (Preliminary)	September 30, 2009
Operating revenues	$2,607	$2,433
Net income (loss)	$(3,727)	$(72)
TCEH adjusted EBITDA	$1,150	$1,108

Preliminary TCEH adjusted EBITDA for the twelve months ended September 30, 2010 totaled $3,916 million. Actual TCEH adjusted EBITDA for the twelve months ended September 30, 2009 totaled $3,559 million.

Preliminary net income (loss) includes a preliminary approximately $4.1 billion non-cash goodwill impairment charge. Remaining goodwill after the charge is expected to total approximately $6.2 billion. The charge is not deductible for income tax purposes. The goodwill impairment charge reflects the estimated effect of lower wholesale power prices on the value of TCEH, driven by the sustained decline in forward natural gas prices, as indicated by EFCH’s cash flow projections and declines in market values of securities of comparable companies.

As shown (in millions) in the table below, EFCH’s available liquidity at September 30, 2010 totaled $3.1 billion as compared to $2.3 billion at December 31, 2009.

	September 30, 2010 (Preliminary)	December 31, 2009	Change
Cash and cash equivalents	$78	$94	$(16)
TCEH Revolving Credit Facility (a)	2,620	1,721	899
TCEH Letter of Credit Facility	410	399	11

Subtotal	$3,108	$2,214	$894
Short-term investment (b)	—	65	(65)

Total liquidity	$3,108	$2,279	$829

(a)	As of September 30, 2010 and December 31, 2009, the TCEH Revolving Credit Facility includes $229 million and $141 million, respectively, of commitments from an affiliate of Lehman Brothers Holdings Inc. that is currently in bankruptcy that are only available from the fronting banks and the swingline lender.
(b)	December 31, 2009 amount includes $65 million in letters of credit posted related to certain interest rate transactions. Pursuant to the related agreement, the collateral was returned in March 2010.

Set forth below is a reconciliation (amounts in millions) of net income (loss) to EBITDA and then to TCEH adjusted EBITDA for the three and twelve months ended September 30, 2010 (preliminary) and 2009 (actual). For more information on EBITDA and adjusted EBITDA and why management believes adjusted EBITDA is a useful measure, see note (a) below.

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009
Net income (loss)	$(3,690)	$(25)	$(3,430)	$(7,559)
Income tax expense (benefit)	214	(11)	377	343
Interest expense and related charges	852	770	3,017	3,492
Depreciation and amortization	345	303	1,337	1,127

EBITDA (a)	$(2,279)	$1,037	$1,301	$(2,597)

Interest income	(23)	(21)	(89)	(55)
Amortization of nuclear fuel	38	27	139	97
Purchase accounting adjustments (b)	33	63	186	343
Impairment of goodwill	4,100	—	4,100	8,070
Impairment of assets and inventory write down (c)	—	2	38	710
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	1	—	3
Unrealized net gain resulting from hedging transactions	(767)	(3)	(2,127)	(3,263)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(9)	(7)	(22)	(7)

Corporate depreciation, interest and income tax expenses included in SG&A expense	4	5	9	5
Losses on sale of receivables	—	2	3	17
Noncash compensation expense (d)	—	(3)	11	3
Severance expense (e)	—	1	4	10
Transition and business optimization costs (f)	1	3	6	26
Transaction and merger expenses (g)	11	1	31	12
Insurance settlement proceeds (h)	—	—	—	(21)
Restructuring and other (i)	—	(22)	(4)	(15)
Expenses incurred to upgrade or expand a generation station (j)	—	—	100	100

Adjusted EBITDA per Incurrence Covenant	$1,109	$1,086	$3,686	$3,438
Expenses related to unplanned generation station outages	31	13	152	93
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 2010 (k)	—	—	42	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (l)	10	9	36	28

Adjusted EBITDA per Maintenance Covenant	$1,150	$1,108	$3,916	$3,559

(a)	EBITDA refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of TCEH’s debt arrangements. Adjusted EBITDA and EBITDA are not recognized terms under generally accepted accounting principles (“GAAP”) and, thus, are non-GAAP financial measures. EFCH is providing TCEH’s adjusted EBITDA solely because of the important role that it plays in respect of the certain covenants contained in its debt arrangements. EFCH does not intend for adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, EFCH does not intend for adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, EFCH’s presentation of adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairment of trade name intangible asset and impairment of land and the natural gas-fueled generation fleet.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for the twelve months ended September 30, 2010 includes restructuring and nonrecurring activities, and for the twelve months ended September 30, 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(k)	Pro forma adjustment represents the annualization of the actual nine months ended September 30, 2010 EBITDA results for these two units.
(l)	Primarily pre-operating expenses relating to Oak Grove 2.

Sierra Club Lawsuit

In September 2010, the Sierra Club sued EFH Corp. and Luminant Generation Company LLC (“Luminant”), a wholly-owned subsidiary of TCEH, under the Clean Air Act (the “CAA”) in the United States District Court for the Eastern District of Texas (Texarkana Division) for alleged violations of the CAA at Luminant’s Martin Lake generation facility. As previously disclosed, in July 2008, the Sierra Club gave Luminant notice of its intention to sue. While we are unable to estimate any possible loss or predict the outcome of the litigation, we believe that the Sierra Club’s claims are without merit, and we intend to vigorously defend this litigation.

Forward-Looking Statements

The information set forth in this Form 8-K and in Exhibit 99.1 contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this current report that address activities, events or developments that EFH Corp. or EFCH expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “intend to,” “will likely result,” “is expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp. and EFCH believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in EFH Corp.’s and EFCH’s reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibit No.	Description

	99.1	Press Release dated October 14, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stan J. Szlauderbach
Name:	Stan J. Szlauderbach
Title:	Senior Vice President & Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/s/ Stan J. Szlauderbach
Name:	Stan J. Szlauderbach
Title:	Senior Vice President & Controller

Dated: October 14, 2010

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Texas Competitive Electric Holdings Company LLC and TCEH Finance,

Inc. Announce Private Placement of Senior Secured Second Lien Notes

DALLAS – October 14, 2010 – Texas Competitive Electric Holdings Company LLC (“TCEH”) and TCEH Finance, Inc. (together with TCEH, the “Issuer”), both indirect wholly-owned subsidiaries of Energy Future Holdings Corp. (“EFH Corp.”), intend to commence a private offering today of up to $300 million principal amount of Senior Secured Second Lien Notes due 2021, Series B (the “New Notes”). The Issuer will use the net proceeds from the offering for the payment, repayment or prepayment of term loans under TCEH’s Credit Agreement, dated as of October 10, 2007, as amended, and/or the repurchase of principal amounts outstanding of the Issuer’s 10.25% Senior Notes due 2015, 10.25% Senior Notes due 2015, Series B and 10.50%/11.25% Senior Toggle Notes due 2016 (collectively, “TCEH 2015/2016 Notes”), which may include repurchases of TCEH 2015/2016 Notes in connection with this offering, including from certain of the initial purchasers.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The securities to be offered have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The securities will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. This notice is being issued pursuant to Rule 135c under the Securities Act.

* * *

About EFH Corp.

EFH Corp. is a Dallas-based holding company engaged in competitive and regulated energy market activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with more than 2 million customers in Texas, and Luminant, which is engaged largely in power generation and related mining activities, wholesale power marketing and energy trading. Luminant has 18,300 MW of generation capacity in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also the largest purchaser of wind-generated electricity in Texas and the fifth largest in the United States. EFH Corp.’s regulated operations consist of Oncor, which operates the largest electricity distribution and transmission system in Texas with more than three million delivery points, 102,000 miles of distribution conductors and 15,000 miles of

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transmission lines. While EFH Corp. indirectly owns approximately 80 percent of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent from EFH Corp.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Issuer expects or anticipates to occur in the future, including the planned use of the proceeds from the proposed offering, are forward-looking statements. Although the Issuer believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the preliminary offering memorandum for the offering and Energy Future Competitive Holdings Company’s reports filed with the U.S. Securities and Exchange Commission (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein) that are incorporated by reference into such preliminary offering memorandum.

-END-

Investor Relations:	Corporate Communications:

Rima Hyder	Lisa Singleton

214.812.5090	214.812.5049

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